

July 1, 2006

Via facsimile at (724) 935-8009 and U.S. Mail

Theodore N. Bobby, Esq.
Senior Vice President and General Counsel
H.J. Heinz Company
600 Grant Street
Pittsburgh, Pennsylvania 15219

> **Re:** **H.J. Heinz Company**
> **Revised Schedule 14A**
> **Filed June 29, 2006**
> **File No. 1-03385**

Dear Mr. Bobby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1.   See prior comment 2. While we note that you have recharacterized many of your statements as your belief, the underlying support for certain of such statements remains unclear. See, for example, the following statements:

- With respect to your statements that "[Peltz] would cripple Heinz" and that the cuts suggested by Peltz are "unrealistic" it is not clear how you have provided support for such statement by referring to another quote by the Company that meeting Peltz's expectations would require "firing every single general and administrative employee around the globe and not save $400 million." While that may be true, why do you presume that that is the only method by which such costs could be reduced? Also, the Company has indicated that they already plan to reduce such costs; how does the Company plan to make such cuts? Please address how the additional amount of cuts proposed by Peltz would "cripple" the Company and why such amounts are "unrealistic."

- With regard to your statements about how independent stock analysts have characterized Peltz's plans, it does not appear that you have provided sufficient context to support your statements. For example, the full statement in which the "not achievable" reference is made by Credit Suisse states that "[w]e tend to agree with Trian's damning analysis of portfolio churn and poor brand management…However, we also believe that Trian's promises are not achievable either." Similarly, the Lehman Brothers reference to "overly aggressive" is made only after the report indicates that "[w]hile we would not suggest that the company is as lean as it possibly could be, we simply believe the Trian estimate to cut $400 million of SG&A costs could be overly aggressive." We further note that these statements appear to be made in reference to Trian's plan to cut SG&A, not to their plan as a whole, as your statements suggest. Please revise to provide greater context to your quotes or revise to remove them.

- With regard to the statement as to the data for the SG&A of your peers, please provide us with the support that underlies the table prepared by you.

- With regard to your support for "self-interested voices," "his representatives would represent themselves, and not [shareholders]" and "hidden agenda" the support you have provided does not appear to substantiate your belief and would appear to be speculative. Please provide us with additional support for these statements or revise to remove them.

Again, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

This year's vote at the Annual Meeting is extremely important…

2.   We note your revisions in response to prior comment 4, however, your disclosure continues to be unclear. Considering you received the notice of intent from Trian Partners on March 2, 2006, it is not clear why you have not yet made a determination as to the validity of this notice. Please revise to advise shareholders as to why you believe that the notice may or may not, as applicable, be valid so that it is clear whether or not Trian's matters will be presented at the Annual Meeting.

Peltz Nominees do not Satisfy Heinz Director Independence Standards

3. So as to place your statements in context as to the rating The Corporate Library has given to Triarc, please disclose the comparable ratings given to you or revise to remove this statement. To the extent you disclose this information, please provide us with a copy of the report.

3. Other Business

4. Although your disclosure states that you are unaware of any other business to be brought, according to the soliciting materials filed by Trian Partners they have presented a proposed to repeal amendments to your by-laws. What actions do you intend to take given that Trian has indicated that it will present the by-law proposal and this proposal is included on its proxy card? Please disclose. Please confirm that you do not intend to utilize discretionary authority with respect to this proposal or advise us why you believe such authority would be available to you. Also, advise us of the effect under state law of executing a later-dated Company proxy card that doesn't include all of the matters that were solicited on the dissident's proxy card.

Employment Contracts and Termination of Employment and Change-in-Control Agreements, page 26

5. We note your response to prior comment 7. Please revise your disclosure to reflect the response you have provided to the staff. Specifically, make it clear that the occurrence of a Change in Control is separate from the question whether payment or vesting is required under the circumstances at hand. Also, your response indicates that some of the options plans would be triggered whereas your existing disclosure would seem to indicate that all of them would. Please clarify. Finally, please revise to quantify those amounts that would be triggered assuming payment or vesting is required.

Rule 14a-12 Soliciting Materials dated June 19, 2006

6. We note your response to prior comment 9, however, the support you have provided does not appear to substantiate this statement. Your reference to the ISS and Corporate Library Reports are that of Triarc, not the individuals to which you refer in this quote. Further, the shareholder litigation to which you make reference primarily refers to allegations that were made but were settled out of court such that it is not clear to what extent these lawsuits had merit. Accordingly, please provide us with additional support or refrain from making this statement in all future communications.

Definitive Additional Soliciting Materials dated June 28, 2006

7. You mention on page 4 that you "believe that much of [the shareholder lawsuits] was not fully disclosed in the preliminary proxy statement filed on June 22, 2006 by Trian…"

Please tell us why you believe that it is appropriate to imply that such information should have been disclosed or, in the alternative, revise to remove this statement.

Definitive Additional Soliciting Materials dated June 29, 2006

8.   Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief:

- "Even in the four weeks since its release, they have quietly removed items from their proposals as [you] have demonstrated such items were misguided and ill-informed," and similar statements that "we take this omission as an acknowledgement that they were wrong in their analysis," in Section 4;
- "We have found numerous instances where Trian misrepresents facts – a tactic that would not lend itself well to Board-level deliberations," in Section 4;
- "Furthermore, we would note that every business plan seeks to grow revenue and cut costs – for Trian to claim they invented this model is absurd," in Section 4;
- "Sell-side analysts generally agree that our targets are more realistic," in Section 4;
- "We have noted that Triarc's SG&A is the highest in their QSR peer group and far above the peer average," in Section 4;
- "Once again, they are taking credit for someone else's ideas," in reference to the development of the squeezable container by American Can Company, in Section 4;
- "We believe that Trian's nominees are not 'independent,'" considering it is not clear what standard of independence you are using here and whether it's a standard other than one that you would hold your own directors to, in Section 4;
- "Mr. Peltz quietly acquired a 4.9% interest in Cracker Barrel's parent company…," and tell us why you believe it is appropriate to imply that the acquisition of such shares should have been publicly announced, in Section 5; and
- "In spite of Trian's claim to be 'interested in building a constructive relationship with Mr. Schuessler and his team,' two top leaders left Wendy's one month after Trian obtained Board representation," and tell us why you believe it is appropriate to imply that the two top leaders left due to Trian's representation on the Board.

Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

9. Please provide us with copies of the data prepared by Cannondale Associates to which you make reference and the pleadings to which you cite in your discussion of the lawsuits. In doing so, please ensure that you have marked those portions of the materials that you have relied upon in your disclosures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

cc via facsimile at (212) 450-3714:

George R. Bason, Jr., Esq.
Aly El Hamamsy, Esq.
Davis Polk & Wardwell